Exhibit 99.1

AuRico Gold Updates Guidance

Update Follows Recently Announced Divestitures of Non-Core Assets

Toronto: April 15, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “AuRico Gold” or the “Company”) is pleased to provide an update to its operational guidance for the next three years. While guidance on production, cash costs, and capital expenditures at AuRico’s core operations has not changed, the Company wishes to highlight updated consolidated guidance that reflects the recently announced divestitures of its non-core mines. On March 27, AuRico announced the execution of a definitive agreement regarding the divestiture of its Australian mines, and on April 15, AuRico announced the execution of a definitive agreement regarding the sale of the El Cubo mine and the Guadalupe y Calvo project in Mexico.

The divestitures are consistent with AuRico Gold’s strategy of focusing on its large, low cost, core assets in North America. AuRico Gold is now directing all of its attention to delivering value for shareholders from its three core operating mines, including Young-Davidson where first production is imminent, and its development pipeline in Mexico and Canada.

2012 Quarterly Operational Guidance

For 2012, the Company’s quarter by quarter guidance on estimated production and cash costs are summarized in the table below.

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Total 2012
Production	Gold eq. oz.	Gold eq. oz.	Gold eq. oz.	Gold eq. oz.	Gold eq. oz.
Ocampo	36,000-38,000	50,000-56,000	47,000-53,000	47,000-53,000	180,000-200,000
El Chanate	18,000-20,000	20,000-22,000	20,000-23,000	20,000-23,000	78,000-88,000
Young-Davidson	-	15,000-17,000	23,000-27,000	27,000-31,000	65,000-75,000
Total	54,000-58,000	85,000-95,000	90,000-103,000	94,000-107,000	323,000-363,000
	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Total 2012
Cash Costs	Per Gold eq. oz.	Per Gold eq. oz.	Per Gold eq. oz.	Per Gold eq. oz.	Per Gold eq. oz.
Ocampo	$510-$540	$425-$455	$440-$470	$500-$530	$465-$495
El Chanate	$410-$440	$475-$505	$455-$485	$455-$485	$450-$480
Young-Davidson	-	-	$450-$550	$450-$550	$450-$550
Total	$480-$505	$445-$470	$455-$480	$490-$515	$465-$490
1.	Production and cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1 unless otherwise indicated.
2.	Cash costs for the Young-Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. Production includes gold ounces only.
3.	Anticipated cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production.
4.	The following currency assumptions were used to forecast 2012 estimates:
•	12:1 Mexican pesos to the US dollar
•	1:1 Canadian dollars to the US dollar
5.	See the Non-GAAP Measures section on page 26 of the Management’s Discussion and Analysis for the year ended December 31, 2011.

Three Year Guidance

For 2012, 2013, and 2014, AuRico’s estimated production, cash cost, and capital expenditure guidance is summarized in the table below.

	2012	2013	2014
Production	Gold eq. Oz.	Gold eq. Oz.	Gold eq. Oz.
Ocampo	180,000-200,000	180,000-205,000	210,000-245,000
El Chanate	78,000-88,000	75,000-85,000	75,000-95,000
Young-Davidson	65,000-75,000	135,000-155,000	165,000-190,000
Total	323,000-363,000	390,000-445,000	450,000-530,000
	2012	2013	2014
Cash Costs	Per Gold eq. oz.	Per Gold eq. oz.	Per Gold eq. oz.
Ocampo	$465-$495	$550-$600	$500-$550
El Chanate	$450-$480	$455-$485	$480-$510
Young-Davidson	$450-$550	$500-$550	$460-$510
Total	$465-$490	$515-$565	$480-$530
	2012	2013	2014
Capex (excluding exploration)	US$ (millions)	US$ (millions)	US$ (millions)
Ocampo	$36-$50	$60-$70	$45-$60
El Chanate	$45-$49	$30-$40	$35-$45
Young-Davidson	$173-$187	$100-$130	$50-$65
Total	$254-$286	$190-$240	$130-$170
1.	Production and cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1 unless otherwise indicated.
2.	Cash costs for the Young-Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. Production includes gold ounces only.
3.	Forecasted cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production.
4.	The following currency assumptions were used to forecast 2012 estimates:
•	12:1 Mexican pesos to the US dollar
•	1:1 Canadian dollars to the US dollar
5.	See the Non-GAAP Measures section on page 26 of the Management’s Discussion and Analysis for the year ended December 31, 2011.

2012 Exploration Program

For 2012 the Company is providing guidance on exploration expenditures as summarized in the table below.

	2012	2012
	Budget (US$ millions)	Drilling (metres)
Young-Davidson	$4-6	35,000-43,000
Ocampo	$7-14	60,000-100,000
El Chanate	$4	27,600
Kemess UG	$7	-
Other	$6-9	6,000
Total	$28-40	128,600-176,600

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. Following the recently announced divestitures of AuRico’s Australian mines and El Cubo, and the imminent achievement of first production at Young-Davidson, the Company will be focussed on 3 core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 200,000 ounces of annual production by 2015. AuRico’s strong project pipeline includes advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability of the Company to achieve its guidance for production, cash costs, capex for 2012, 2013 and 2014 and its exploration expenditures for 2012, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating performance projections for the periods set out within, the Company’s ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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